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                                                              EXHIBIT (A)(18)

            Laidlaw Environmental Committed to $30 Safety-Kleen Bid


COLUMBIA, SOUTH CAROLINA...February 4, 1998. Laidlaw Environmental Services, Inc. (NYSE:LLE) says it remains committed to its $30 cash and stock offer for Elgin, Illinois-based Safety-Kleen Corp. (NYSE:SK).

Laidlaw Environmental's chairman, James R. Bullock, said,


            "The company remains fully committed to its current offer if shareholders of Safety-Kleen reject the competing merger proposed by a shell company organized by Philip Services Corp. (NYSE:PHV) and two partners. If the shareholders accept the Philip merger proposal, then Laidlaw's current offer will expire. Laidlaw Environmental will not withdraw its offer until the February 11th shareholder vote is official and Safety-Kleen shareholders have had sufficient time to accept this offer."


Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.


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CONTACTS:  James R. Bullock                  Kenneth W. Winger
           Chairman                          President and CEO
           Laidlaw Environmental Services    Laidlaw Environmental Services
            and President and CEO            803-933-4210
            Laidlaw Inc.
           800-563-6072 ext. 201